UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of May 2007

Commission File Number 000-28998

_________________

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 14, 2007 with respect to the Registrant’s results of operations for the quarter ended March 31, 2007.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended March 31, 2007.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended March 31, 2007.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries with respect to the quarter ended March 31, 2007.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended March 31, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD.
(Registrant)

By: /s/ Lea Katz
Name: Lea Katz
Title: Corporate Secretary

Dated: May 14, 2007

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated May 14, 2007.

2.	Registrant's management discussion.

3.	Registrant's unaudited condensed consolidated financial statements.

4.	Unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries.

5.	Unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS Client: AMERICAN ISRAELI PAPER MILLS LTD. Agency Contact: PHILIP Y. SARDOFF For Release: IMMEDIATE

American Israeli Paper Mills Ltd.
Reports Financial Results For First Quarter
Announces Summoning of a Yearly General Meeting
Approves Employment Agreement of the CEO

Hadera, Israel, May 14, 2007 — American Israeli Paper Mills Ltd. (AMEX:AIP) (the “Company” or “AIPM”) today reported its financial results for the first quarter ended March 31, 2007. The Company, its subsidiaries and associated companies – is referred to hereinafter as the “Group”.

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. (“Mondi Hadera”) and Hogla-Kimberly Ltd. (“H-K”)), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), is being presented without considering the rate of holding therein and net of inter- company sales.

Aggregate sales totaled NIS 752.7 million during the reported period, compared with NIS 719.9 million (net of TMM Integrated Recycling Industries Ltd (“TMM”) that was sold in early 2007) in the corresponding period last year and NIS 699.9 million (net of TMM) in the fourth quarter of 2006.

Aggregate operating profit, totaled NIS 30.4 million during the reported period, compared with NIS 37.4 million (net of TMM) in the corresponding period last year and NIS 15.5 million (net of TMM) in the fourth quarter of 2006.

Aggregate sales from activity in Israel totaled NIS 708.2 million during the reported period, compared with NIS 659.1 million (net of TMM) in the corresponding period last year and NIS 657.3 million (net of TMM) in the fourth quarter of 2006.

The aggregate operating profit in Israel totaled NIS 57.3 million during the reported period, compared with NIS 46.5 million in the corresponding period last year (net of TMM) and NIS 40.8 million (net of TMM) in the fourth quarter of 2006.

The consolidated data set forth below does not include the results of operation of the associated companies: Mondi Hadera, H-K and Carmel Containers Systems Ltd., which are included in the Company’s share in results of associated companies.

Consolidated sales totaled NIS 136.6 million during the reported period, compared with NIS 131.5 million in the corresponding period last year and NIS 134.5 million in the fourth quarter of 2006.

Operating profit totaled NIS 16.9 million during the reported period, compared with NIS 13.3 million in the corresponding period last year and NIS 8.8 million in the fourth quarter of 2006.

Net loss amounted to NIS -3.5 million during the reported period, compared with net profit of NIS 7.7 million in the corresponding period last year and net profit of NIS 14.8 million in the fourth quarter of 2006.

Net loss in the first quarter of 2007 was affected by the growth in the Company’s share in the losses of the operations in Turkey (KCTR), amounting to NIS 19.1 million, as compared with the corresponding quarter last year.

Net profit in the fourth quarter of 2006 included capital gains of NIS 28.3 million from the sale of real estate.

Basic loss per share totaled NIS (0.87) in the reported period, compared with basic earnings of NIS 1.92 per share in the corresponding period last year.

The inflation rate during the reported period amounted to a negative rate of -0.2%, as compared with an inflation rate of 0.6% in the corresponding period last year.

The exchange rate between the NIS and the US dollar was revaluated by 1.7% during the reported period (January-March 2007), as compared with a devaluation of 1.3% in the corresponding period last year.

Mr. Avi Brener, Chief Executive Officer of the Company, said that the accelerated growth rate (5%) of the Israeli market continued in the first quarter of the year as well, following the trend of high growth that was recorded last year. The growth is expressed by greater demand, primarily in private consumption, along with lower unemployment rates, the continuing bullish behavior of the capital markets and a stronger local currency (NIS), especially vis-à-vis the US dollar.

Following two consecutive years of rising energy prices, fuel prices began to drop at the end of 2006. This decrease resulted in savings of NIS 5 million in the Group’s energy costs. This trend was reversed in April this year as fuel prices began increasing again.

Raw material prices continued to rise in the first quarter of the year, although due to the rise of the NIS against the dollar during those periods, the impact of this NIS rise in raw material prices on the financial results was moderated, and affected the aggregate operating profit in the first quarter of the year, as compared with the corresponding period last year by NIS 6 million.

The recent economic recovery in the paper industry in Europe is expressed by a better balance between the supply and the demand for paper and resulted in higher paper prices and in a reduction of the imports into Israel. Consequently, the

2

Group raised the selling prices of paper – especially packaging paper – and partially also those of fine and printing paper.

The anticipated continuation of this trend over the next several quarters will render it possible to continue to raise prices and compensate for the erosion in profitability over the past several years, due to the rising energy and raw material prices.

The Company is continuing to examine and promote the project for the establishment of a co-generation plant in Hadera, using natural gas. The conversion of the Company’s energy generation facilities from the use of fuel oil to natural gas will be completed with the completion of the installation of the natural gas pipeline to Hadera, postpones due to delays that lie outside the control of the Company, planned for the third quarter of 2007, and will enable significant savings in fuel costs, estimated at $8.5 million per annum, due to the significant differences between the current prices of fuel oil and gas, and will enhance the Group’s competitiveness and profitability.

In the first quarter of 2007, Kimberly Clark Turkey (KCTR) – a H-K subsidiary – continued to implement its Global Business Plan (GBP), which was formulated together with the international partner, Kimberly Clark. The plan is designed to introduce Kimberly Clark’s international brands into the Turkish market, on the basis of local manufacturing. If the plan will be fully implemented, KCTR would grow into a dominant and profitable company by 2015, with annual sales of approximately $300 million. The Company is continuing to implement the strategic business plan and is expected to continue to grow and gradually reduce the losses incurred by the investment in penetrating into this market – which holds great potential for the Company.

The financial expenses totaled NIS 6.2 million during the reported period, compared with NIS 4.2 million in the corresponding period last year and NIS 9.6 million in the fourth quarter of 2006, mainly due to the increase in the interest-bearing liabilities of the Company and the revaluation that was recorded in the NIS-U.S. dollar exchange rate.

The Company’s share in the earnings (losses) of associated companies totaled NIS (10.8) million during the reported period, as compared with NIS 1.3 million in the corresponding period last year and as compared with NIS (10.9) million in the fourth quarter of 2006.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

—	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by NIS 1.5 million, mostly resulting from the company’s improved profitability, from an operating loss of NIS 0.8 million in the corresponding period last year to an operating profit of NIS 1.7 million in the first quarter this year – as a result of the improved gross margin. The improvement was rendered possible as a result of the recovery in the European paper industry, the decrease in energy prices and the quantitative growth in sales on the domestic market. Moreover, a decrease was recorded in financial expenses on account of the erosion of dollar-denominated liabilities due to the revaluation of the NIS by 1.7% in the first quarter of the year, as compared with a devaluation of 1.3% in the corresponding quarter last year.

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—	The Company’s share in the net earnings of H-K in Israel (49.9%) increased by NIS 4.9 million. The operating profit of H-K from its activities in Israel grew from NIS 29.0 million to NIS 36.1 million this year as a result of the growth in sales. Record sales were recorded this quarter, resulting, among others, from the timing of the Passover holiday in early April, improvement in selling prices, increased share of premium products out of the total basket of products, and streamlining. On the other hand, the higher raw material prices served to slightly offset the improved profitability. Net profit of H-K in Israel, was affected in the corresponding period last year from the non-recurring tax expenses amounting to NIS 4.5 million (our share was approximately NIS 2.2 million).

—	The Company’s share in the losses of KCTR Turkey (formerly Ovisan) (49.9%) grew by NIS 19.1 million, primarily on account of the sharp increase in the operating loss (NIS 18 million in relation to the corresponding quarter last year), originating primarily from expenses associated with the continuance of the launch of premium KC products in the Turkish market (Kotex® and Huggies®) in the second quarter last year. Advertising costs, sales promotion and registration fees to the retail chains, are allocated to profit and loss, on a current bases. During the first quarter this year, a part of the tax asset that was recorded in Turkey in the last few years was reduced, in the amount of NIS 12.3 million ($2.9 million) due to the limitation on transfer losses, expired at the end of five years. Our share in the reduction is approximately NIS 6.1 million.

—	The Company’s share in the net profit of Carmel Group (26.25%) decreased by NIS 1.3 million, primarily attributed to the decrease in the operating profit, despite the quantitative growth in sales. The erosion is primarily associated with the sharp rise in raw material prices, which was not fully compensated for by the raising of selling prices. Moreover, the net profit last year included capital gains of NIS 3.9 million from the sale of a real-estate asset in Netanya. Net of the Company’s share in the capital gains, the Company’s share decreased by NIS 0.3 million.

—	In the corresponding quarter last year, the Company’s share in the earnings of associated companies included the Company’s share in the losses of TMM, in the sum of NIS -1.9 million (including NIS 0.5 million as cumulative effect at the beginning of the period). As mentioned above, the Company sold its holdings in TMM in February 2007 and this item is therefore not included in the Company’s share in the earnings of associated companies this year.

A total of 4,434 shares were issued during the reported period (0.1% dilution), on account of the exercise of 11,950 options warrants as part of the Company’s senior employee option plan.

On April 15, 2007, the General Meeting of the shareholders approved the appointment of Brightman Almagor & Co as external auditors of the Company for the year 2007. Brightman Almagor & Co will replace Keselman & Keselman & Co that served as external auditors of the Company since 1954.

The Board of Directors decided that the Annual General Meeting of Shareholders will be held at the registered office of the Company on June 17, 2007. If the meeting is postponed, it will be held on June 24, 2007.

4

On May 13, 2007, The Board of Directors approved the Employment Agreement and remuneration of Mr. Avi Brener, the CEO of the Company. The main principals of the Agreement are: monthly salary of NIS 95,000 (approximately $22,864) linked to the Israeli Consumer Price Index and a yearly bonus in the amount of between 6-9 salaries, subject to the discretion of the Board. In addition, upon the termination of employment of the CEO he will receive, in addition to the provisions for severance payments, a retirement grant payment in an aggregate amount equal to one-month’s salary for each year in which he was employed by the Group (from August 1988).

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

AMERICAN ISRAELI PAPER MILLS LTD.
SUMMARY OF RESULTS
(AUDITED)
NIS IN THOUSANDS

Three months ended March 31,
except per share amounts

	2007	2006
Net sales	136,638	131,488
Net earnings	(3,527)	7,700	*
Basic Earnings (losses) per share	(0.87)	1.92	*
Fully diluted earnings (losses) per share	(0.87)	1.91	*

*	Including accumulated effect resulting from initial application of new accounting standards of NIS 461 thousand at net earnings and NIS 0.11 at earnings per share.

The representative exchange rate at March 31, 2007 was NIS 4.155=$1.00

5

Exhibit 2

Translation from Hebrew

May 13, 2007

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group (“AIPM” or the “Company”) for the first three months of 2007. The Company, its consolidated subsidiaries and its associated companies – is referred to hereinafter as: “The Group”.

A.	Description of the Corporation’s Business

1.	Company Description

AIPM deals in the manufacture and sale of packaging paper, in the recycling of paper waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers and packaging for consumer goods.

The Company’s securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange (AMEX).

2.	The Business Environment

The accelerated growth rate (5%) of the Israeli market continued in the first quarter of the year as well, following the trend of high growth that was recorded last year. The growth is expressed by greater demand, primarily in private consumption, along with lower unemployment rates, the continuing bullish behavior of the capital markets and a stronger local currency (NIS), especially vis-à-vis the US dollar.

Following two consecutive years of rising energy prices (aggregate 70% rise in diesel prices over the years 2005-2006), fuel prices began to drop at the end of 2006. The prices of the fuel oil that is used by the Group, were approximately 22% lower in the first quarter of 2007 as compared with the prices in the corresponding quarter last year. This decrease resulted in savings of NIS 5 million in the Group’s energy costs. This trend was reversed in April this year as fuel prices began increasing again, with current fuel oil prices being 20% higher than those in the first quarter of the year.

Raw material prices continued to rise in the first quarter of the year – primarily those of pulp and packaging paper. Pulp prices rose by an average of 17% in dollar terms as compared with the corresponding quarter last year, although due to the rise of the NIS against the dollar (by an average of 10%) during those periods, the impact of this NIS rise in raw material prices on the financial results was moderated.

The impact of the higher raw material prices on the aggregate operating profit, defined as follows in the first quarter of the year, as compared with the corresponding period last year amounted to NIS 6 million.

The recent economic recovery in the paper industry in Europe is expressed by a better balance between the supply and the demand for paper and resulted in higher paper prices and in a reduction of the imports into Israel. Consequently, the Group raised the selling prices of paper – especially packaging paper – and partially also those of fine and printing paper.

The anticipated continuation of this trend over the next several quarters will render it possible to continue to raise prices and compensate for the erosion in profitability over the past several years, due to the rising energy and raw material prices.

3.	General

Activity in Israel

The Group is continuing to implement various measures that are intended to improve profitability, both by raising the selling prices derived from the improved trading and competition conditions – as well as by continuing to implement significant efficiency measures.

As part of the said operations, the Company is initiating measures to improve the synergy between the Group companies, so as to allow for efficiency and cost-cutting, including energy and raw material costs. This has led to the reorganization of the organizational structure of the purchasing division and to a higher professional level of the purchasing managers, with the intention of maximizing efficiencies and savings, while further enhancing synergy within the Group. The said measures also include the anticipated savings from the completion of the planned transition to the use of natural gas at the Hadera plant, as described below.

At the same time, the Group is continuing to implement organization-wide processes that include, among other processes, the Talent Management program intended to allow for the development of managers at the Group and to create a management reserve. The operations to improve the marketing approach at B2B companies is progressing gradually, with the intention of creating advantages for the subsidiaries – each in its own area of operations – versus the competition. This will be implemented through a customer-centric approach, understanding customer needs and measuring their value for the company, as a central asset in creating loyalty while improving the premium.
The Kimberley-Clark’s global Centerlining Program is continuing, aimed at improving production- line efficiency (applying a methodology that creates a common basis for all the factors that influence machine operations, such as – engineering, maintenance, technology and operations while continuously measuring variance of the selected parameters, in order to create a process of continuous improvement in quality and costs). These programs have already borne the first fruits in 2006 and the Company is continuing to implement the plans at all Group companies in order to exploit their full potential in the coming years.

The measures mentioned above, that were initiated by the Group during the reported period, enabled a significant reduction of the influence of decrease in raw material prices, on the financial outcomes.

As part of the Company’s efforts to cut production costs and achieve further improvements in environmental quality, the Company is continuing to promote the project for the establishment of a co-generation plant in Hadera, using natural gas. Initially, the company has taken steps to convert its energy generation facilities from the use of fuel oil to natural gas. This process will be completed with the completion of the installation of the natural gas pipeline to Hadera , postpones due to delays that lie outside the control of the Company, planned for the third quarter of 2007. Considerable progress has been made in the laying of the pipeline that will reach the plant’s premises.
In this capacity, the Company signed an agreement in London on July 29, 2005, with the Tethys Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy co-generation plants using cogeneration at the Hadera plant, that will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial volume of the transaction totals $35 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).
The transition from fuel oil to gas will enable significant savings in fuel costs, estimated at $8.5 million per annum, due to the significant differences between the current prices of fuel oil and gas, and will enhance the Group’s competitiveness and profitability.

The Strategic Investment in Turkey

In the first quarter of 2007, Kimberly Clark Turkey (KCTR) – a Hogla Kimberly subsidiary – continued to implement its Global Business Plan (GBP), which was formulated together with the international partner, Kimberly Clark. The plan is designed to introduce Kimberly Clark’s international brands into the Turkish market, on the basis of local manufacturing. If the plan will be fully implemented, KCTR would grow into a dominant and profitable company by 2015, with annual sales of approximately $300 million.

The production lines in the local plant were upgraded in the past two years, to support the manufacture of advanced Huggies® diapers – of high quality and at a low cost – in relation to the other Kimberly Clark plants around the world.

Approximately a year ago, KCTR launched Kimberly Clark’s international brands – Huggies®and Kotex® – in Turkey and it is continuing its advertising and sales promotion efforts in order to empower the process and increase the volume of trials and sales.
The market share of Huggies® diapers is constantly growing and the most recent consumer studies indicate that the brand is clearly growing stronger in terms of both customer awareness and perceived quality.

As part of the strategic plan, KCTR intends to continue its marketing and sales promotion efforts throughout the year, while launching a new generation of products that will support the establishment of the brands and the creation of customer loyalty.

A strategic cooperation agreement was signed in the first quarter of the year between the Company – KCTR – and Unilever in Turkey. Pursuant to this agreement, Unilever will conduct the sales, distribution and collection on behalf of KCTR in the entire Turkish market, except for nationwide supermarket chains that represent 30% of the market potential, wherein KCTR intends to continue to operate directly.
The agreement will provide significant leverage for promoting the plan’s objectives, for expanding distribution, creating more trials and continuing the introduction and penetration of the Kimberly Clark international brands into Turkey.
This will all be accomplished while realizing significant savings in KCTR’s current selling and distribution expenses.
The change in the pace of sales and scope of distribution in the Turkish market is expected to occur in the next few months.

In parallel, KCTR is continuing its penetration efforts, while incurring significant advertising costs and initiating aggressive price campaigns against the fierce competition. All the advertising costs, sales promotion and registration fees to the retail chains, are allocated to profit and loss, on a current bases.

In view of the above, KCTR’s operating loss in the first quarter of the year amounted to NIS 27 million ($6.4 million). The loss included a non-recurring expenditure of NIS 6 million ($1.5 million) on account of the closing of commercial agreements with the previous distributors, following the implementation of the agreement with Unilever, and also on account of the upgrading of brands on the Turkish market. See also the chapter regarding “Company’s Share in Earnings of associated companies”.
To conclude, the Company is continuing to implement the strategic business plan and is expected to continue to grow and gradually reduce the losses incurred by the investment in penetrating into this market – which holds great potential for the Company.

General

During the reported period (January-March 2007), the exchange rate of the NIS in relation to the US dollar was revaluated by approximately 1.7%, as compared with a devaluation of 1.3% in the corresponding period last year (January-March 2006).

The inflation rate during the reported period amounted to a negative rate of -0.2%, as compared with an inflation rate of 0.6% in the corresponding period last year.

B.	Results of Operations

1.	Aggregate Data

Since the Company’s share in the earnings of associated companies constitutes a material component in the company’s statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. [Mondi Hadera] and Hogla-Kimberly Ltd.), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), is being presented without considering the rate of holding therein and net of mutual sales.
Regarding the consolidated data, see Section (2) below.

a)	Aggregate Data from activity in Israel

The aggregate sales from activity in Israel amounted to NIS 708.2 million during the reported period, as compared with NIS 659.1 million (net of TMM Integrated Recycling Industries Ltd (“TMM”)) in the corresponding period last year (7.4% growth) and as compared with NIS 657.3 million (net of TMM) in the fourth quarter of 2006.

The Company sold its holdings in TMM (43.02% directly and indirectly) at the beginning of 2007, as part of an agreement with Veolia Israel and as part of a tender offer for the acquisition of the shares of TMM from the public by Veolia Israel. The aggregate sales and operating profit figures for the preceding year are consequently presented net of the TMM results.

The aggregate operating profit in Israel amounted to NIS 57.3 million during the reported period, as compared with NIS 46.5 million in the corresponding period last year (net of TMM that was sold in early 2007) – representing growth of 23.2% — and as compared with NIS 40.8 million (net of TMM) in the fourth quarter of 2006.

The significant improvement in the operating income in Israel is attributed to the raising of prices in most of the Group’s areas of operation, the growth in quantitative sales and the continuing efficiency measures. This improvement was partially offset by the rise in raw material prices.

b)	Aggregate Data (including Turkey)

The aggregate sales amounted to NIS 752.7 million during the reported period, as compared with NIS 719.9 million (net of TMM) in the corresponding period last year and NIS 699.9 million (net of TMM) in the fourth quarter of 2006.

The aggregate operating profit amounted to NIS 30.4 million during the reported period, as compared with NIS 37.4 million (net of TMM) in the corresponding period last year and NIS 15.5 million (net of TMM) in the fourth quarter of 2006. For the operations in Turkey — see Section C7 below — Company’s share in the earnings of associated companies.

2.	Consolidated Data

Excluding the results of operation of the associated companies: Mondi Hadera, Hogla-Kimberly and Carmel.

The sales amounted to NIS 136.6 million during the reported period, as compared with NIS 131.5 million in the corresponding period last year and NIS 134.5 million in the fourth quarter of 2006.

The operating profit amounted to NIS 16.9 million during the reported period, as compared with NIS 13.3 million in the corresponding period last year and NIS 8.8 million in the fourth quarter of 2006.

3.	Net Profit and Earnings Per Share

The loss amounted to NIS -3.5 million during the reported period, as compared with net profit of NIS 7.7 million in the corresponding period last year and net profit of NIS 14.8 million in the fourth quarter of 2006.

The loss in the first quarter of the year was affected by the growth in the Company’s share in the losses of the operations in Turkey (KCTR), amounting to NIS 19.1 million, as compared with the corresponding quarter last year (see above The Strategic Investment in Turkey and chapter C7, below).

The net profit in the fourth quarter of 2006 included capital gains of NIS 28.3 million from the sale of real estate.

Basic loss per share amounted to NIS (0.87) per share (($0.21) per share) in the reported period, as compared with basic earnings of NIS 1.92 per share ($0.41 per share) in the corresponding period last year.
Diluted loss per share amounted to NIS (0.87) per share (($0.21) per share) in the reported period, as compared with diluted earnings of NIS 1.91 per share ($0.41 per share) in the corresponding period last year.

C.	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

The consolidated sales amounted to NIS 136.6 million during the reported period, as compared with NIS 131.5 million in the corresponding period last year and NIS 134.5 million in the fourth quarter of 2006.
Sales in the packaging paper and recycling activity amounted to NIS 107.2 million in the first quarter of the year, as compared with NIS 100.2 million in the corresponding quarter last year.
The growth in the packaging paper and recycling turnover originated primarily from the raising of the selling prices of various products.
Sales in the marketing of office supplies activity amounted to NIS 29.4 million in the first quarter of the year, as compared with NIS 31.2 million last year. Most of the decrease in sales attributed to not winning the General Accountant tender, in early 2007.

2.	Cost of Sales

The cost of sales amounted to NIS 104.1 million, representing 76.2% of sales, during the reported period, as compared with NIS 103.8 million, representing 79.0% of sales, in the corresponding period last year and as compared with NIS 106.7 million, representing 79.4% of sales, in the fourth quarter of 2006.

The gross margin as a percentage of sales grew to reach 23.8% during the reported period, as compared with 21.0% in the corresponding period last year and 20.6% in the fourth quarter of 2006.

The increase in the gross margin is primarily attributed to the improvement in selling prices, the quantitative growth in the local market and the decrease in energy prices (decrease of 22% in fuel oil prices), as compared with the corresponding quarter last year.

Labor Wages

Wages in the cost of sales and in the selling, general and administrative expenses amounted to NIS 43.3 million in the reported period, as compared with NIS 40.4 million in the corresponding period last year.

The change in payroll costs in relation to the corresponding period last year reflects a certain increase in personnel, along with a nominal increase of 3% in the wages.

3.	Selling, General and Administrative Expenses

The selling, general and administrative expenses (including wages) amounted to NIS 15.7 million in the reported period (11.5% of sales), as compared with NIS 14.3 million (10.9% of sales), in the corresponding period last year as compared with NIS 19.2 million in the fourth quarter of 2006 (14.2% of sales).
The increase in selling and general and administrative expenses is partially attributed to a certain increase in labor expenses as mentioned above.

4.	Operating Profit

The operating profit amounted to NIS 16.9 million in the reported period (12.3% of sales), as compared with NIS 13.3 million (10.1% of sales) in the corresponding quarter last year, representing 13.1% growth in relation to the corresponding quarter last year, and as compared with NIS 8.6 million (6.4% of sales) in the fourth quarter of 2006.

The operating profit of the paper and recycling activity totaled NIS 17.4 million during the reported period, as compared with NIS 13.8 million in the corresponding period last year, representing 26% growth.
The operating loss of the office supplies sector amounted to NIS -0.5 million and is similar to last year.

5.	Financial Expenses

The financial expenses amounted to NIS 6.2 million during the reported period, as compared with NIS 4.2 million in the corresponding period last year and NIS 9.6 million in the fourth quarter of 2006.

The total average of the Company’s net, interest-bearing liabilities grew approximately by NIS 100 million, as a comparison between the periods 2006 and 2007. The increase originated primarily from investments in fixed assets and dividends distribution, net of dividends received from associated companies and the positive cash flows from operating activities.

The said increase in the obligo, net of the lower interest, resulted in NIS 1.3 million increase in financial expenses in the first quarter of the year, as compared with last year.

Moreover, the cost of the transaction for hedging the CPI-linked notes against a rise in the CPI fell from 1.8% per annum in 2006 to 1.3% per annum in 2007 and resulted in a decrease in costs related to the notes.

The 1.7% revaluation that was recorded in the NIS- U.S. dollar exchange rate, as compared with a 1.3% devaluation in the corresponding period last year, served to increase the financial expenses this year, as compared with the preceding year, by NIS 1 million, on account of the erosion in the balance of dollar-denominated assets.

6.	Taxes on Income

Taxes on income amounted to NIS 3.4 million in the reported period, as compared with NIS 2.7 million in the corresponding period last year.

The increase in the taxation expenses as compared with the corresponding quarter last year is mostly attributed to the increase of profit before tax.

7.	Company’s Share in Earnings of associated companies

The essential associated companies whose earnings are reported under this item (according to AIPM’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly and Carmel.

The Company’s share in the earnings (losses) of associated companies totaled NIS (10.8) million during the reported period, as compared with NIS 1.3 million in the corresponding period last year and as compared with NIS (10.9) million in the fourth quarter of 2006.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

—	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by NIS 1.5 million. Most of the change in profit originated from the company’s improved profitability, from an operating loss of NIS 0.8 million in the corresponding period last year to an operating profit of NIS 1.7 million in the first quarter this year – as a result of the improved gross margin. The improvement was rendered possible as a result of the said recovery in the European paper industry, the decrease in energy prices and the quantitative growth in sales in the domestic market. Moreover, a decrease was recorded in financial expenses on account of the erosion of dollar-denominated liabilities due to the revaluation of the NIS by 1.7% in the first quarter of the year, as compared with a devaluation of 1.3% in the corresponding quarter last year.

—	The Company’s share in the net earnings of Hogla-Kimberly in Israel (49.9%) increased by NIS 4.9 million. The operating profit of Hogla grew from NIS 29.0 million to NIS 36.1 million this year as a result of the growth in sales. Record sales were recorded this quarter, resulting, among others, from the timing of the Passover holiday in early April, which led to pre-holiday sales that were all recorded in the first quarter of the year, as compared with last year, when these pre-Passover holiday sales were split between the first and second quarters. An additional contributing factor was the improvement in selling prices and the increased share of premium products out of the total basket of products, and from streamlining. On the other hand, the higher raw material prices served to slightly offset the improved profitability. Net profit of Hogla-Kimberly Israel, was affected in the corresponding period last year from the non-recurring tax expenses amounting to NIS 4.5 million (our share was approximately NIS 2.2 million).

—	The Company’s share in the losses of KCTR Turkey (formerly Ovisan) (49.9%) grew by NIS 19.1 million, primarily on account of the sharp increase in the operating loss (NIS 18 million in relation to the corresponding quarter last year), originating primarily from expenses associated with the continuance of the launch of premium KC products in the Turkish market (Kotex® and Huggies®) in the second quarter last year, as mentioned before, advertising costs, sales promotion and registration fees to the retail chains, are allocated to profit and loss, on a current bases. During the first quarter this year, a part of the tax asset that was recorded in Turkey in the last few years was reduced, in the amount of NIS 12.3 million ($2.9 million) due to the limitation on transfer losses, expired at the end of five years. Our share in the reduction is approximately NIS 6.1 million(see above chapter A3 “The Strategic Investment in Turkey”).

—	The Company’s share in the net profit of Carmel Group (26.25%) decreased by NIS 1.3 million. This decrease is primarily attributed to the decrease in the operating profit, despite the quantitative growth in sales. The erosion is primarily associated with the sharp rise in raw material prices, which was not fully compensated for by the raising of selling prices. Moreover, the net profit last year included capital gains of NIS 3.9 million from the sale of a real-estate asset in Netanya. Net of the Company’s share in the capital gains, the Company’s share decreased by NIS 0.3 million.

—	In the corresponding quarter last year, the Company’s share in the earnings of associated companies included the Company’s share in the losses of TMM, in the sum of NIS -1.9 million (including NIS 0.5 million as cumulative effect at the beginning of the period). As mentioned above, the Company sold its holdings in TMM in early 2007 and this item is therefore not included in the Company’s share in the earnings of associated companies this year.

D.	Analysis of the Company’s Financial Situation

•	The cash and cash equivalents item rose from NIS 4.1 million on March 31, 2006 to NIS 58.0 million on March 31, 2007. This increase is primarily attributed to a sum of NIS 30 million that was received as proceeds from the sale of real estate and from the realization of approximately NIS 27 million investment in TMM.

•	The short-term investments, that amounted to NIS 11.5 million as at March 31, 2006 and included short-term deposits, were realized in the course of 2006, primarily due to the lower interest rates.

•	The accounts receivable item recorded an increase from NIS 155.3 million as at March 31, 2006 to NIS 177.6 million as at March 31, 2007. This growth originates primarily from the growth in the volume of operations.

•	The other receivables item decreased from NIS 119.3 million on March 31, 2006 to NIS 107.1 million on March 31, 2007.

•	Inventories increased from NIS 62.4 million as at March 31, 2006 to NIS 65.8 million as at March 31, 2007 and as compared with NIS 62.1 million as at December 31, 2006. This growth is attributed mostly to the growth in paper waste inventory in the frame of preparations at Amnir in relation to Machine 8.

•	Investments in associated companies decreased from NIS 431.1 million on March 31, 2006 to NIS 336.9 million on March 31, 2007. The principal components of the said decrease included the Company’s net share in the losses of associated companies during the reported period, coupled with the realization of an investment in TMM in return for its book value of approximately NIS 27 .3 million.

•	Short-term credit rose from NIS 135.9 million on March, 31 2006 to NIS 202.2 million on March 31, 2007. The increase in this item originated primarily from investments in fixed assets, dividends distributed net of dividends received from an associated company and the net cash flows from operating activities.

•	The other payables item decreased from NIS 107.5 million on March 31, 2006 to NIS 93.7 million on March 31, 2007.

•	The Company’s shareholders’ equity decreased from NIS 532.9 million on March 31, 2006 to NIS 426.9 million on March 31, 2007. The change is primarily attributed to the net profit over the periods, NIS 2.1 million, net of dividend payments (approximately. NIS 100 million), coupled with the debitory capital reserve from translation differences at an associated company.

E.	Liquidity and Investments

1.	Cash Flows

The cash flows from operating activities totaled NIS -0.2 million during the reported period, as compared with NIS 16.9 million in the corresponding period last year. The change in the cash flows from operating activities during the reported period originated from the growth in shareholders’ equity, that was primarily generated by the growth in inventories as part of Amnir’s preparations for the accumulation of paper waste in anticipation of the operation of Machine 8, coupled with the increase in accounts receivable as a result of the growth in the sales volume.
The cash flows from operating activities in 2006 amounted to NIS 53.1 million.

2.	Investments in Fixed Assets

The investments in fixed assets totaled NIS 11.2 million in the reported period, as compared with NIS 13.9 million in the corresponding period last year. The investments this year included payments for the acquisition of a reserve steam tank and for the conversion of the energy system to natural gas, along with environmental investments (sewage treatment). The Company also made current investments in equipment renewal, means of transportation and in the maintenance of buildings at the Hadera site.

3.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 295.6 million as at March 31, 2007, as compared with NIS 266.7 million as at March 31, 2006. The long-term liabilities grew primarily on account of assuming a long-term bank loan of NIS 40 million in 2006, net of current maturities of debentures and loans. The long-term liabilities totaled NIS 297.9 million on December 31, 2006.

The long-term liabilities include two series of debentures and the following long-term bank loans:
Series 1 – NIS 20.4 million, for repayment until 2009.
Series 2 – NIS 205.7 million, for repayment between 2007 and 2013.
Long-term loans – NIS 37.4 million.

The outstanding short-term credit totaled NIS 202.2 million as at March 31, 2007, as compared with NIS 135.9 million as at March 31, 2006 and NIS 203.0 million as at December 31, 2006.

The balance of short-term credit (together with long-term loans) grew in relation to the corresponding period last year, due to the need to finance the net cash flows balance between the periods, that was generated mostly by investments in fixed assets (NIS 50.4 million), dividend payments (approximately NIS 100 million) and net of the positive cash flows for the period (approximately NIS 36.1 million).
The sources of finance for the said NIS 100 million growth in financial liabilities between the reported periods were from the banking system, as follows: NIS 67 million from short-term credit and NIS 38 million from long-term loans.

F.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Israel Eldar, the Company’s Comptroller.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to exchange rate fluctuations of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

As at March 31, 2007, the Company had no hedging transactions on account of exposure to foreign currency and the Company consequently recorded no profits or losses on account of such hedging transactions.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to bonds issued by the Company, in the total sum of NIS 226 million.
In December 2006 and January 2007, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 220 million, pursuant to previous transactions that were made in December 2005 and terminated at the end of 2006.

Interest Risks

The Company is exposed to changes in interest rates, primarily on account of notes, in the sum of NIS 226 million.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be.The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at March 31, 2007:

In NIS Millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	Non-Monetary Items	Total

Assets
Cash and cash equivalents	1.3		56.7		58.0
Other Accounts Receivable	210.7	0.3	61.7	12.0	284.7
Inventories				65.8	65.8
Investments in Associated Companies	50.9		6.2	279.8	336.9
Deferred taxes on income				6.5	6.5
Fixed assets, net				403.7	403.7

Total Assets	262.9	0.3	124.6	767.8	1,155.6
Liabilities
Credit from Banks	202.2				202.2
Accounts Payable	182.8		6.5		189.3
Deferred taxes on income				41.5	41.5
Long-Term Loans- including current maturities	37.4				37.4
Notes (bonds)- including current maturities		225.5			225.5
Other liabilities	32.8				32.8
Shareholders' equity, funds and retained earnings				426.9	426.9

Total liabilities and equity	455.2	225.5	6.5	468.4	1,155.6

Surplus financial assets (liabilities) as at Mar-31-07	(192.3)	(225.2)	118.1	299.4

Surplus financial assets (liabilities) as at Dec-31-2006	(154.2)	(226.2)	66.3	314.1

Associated Companies

AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding the economic instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

G.	Forward-Looking Statements

This report contains various forward-looking statements, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

I.	General

•	A total of 4,434 shares were issued during the reported period (0.1% dilution), on account of the exercise of 11,950 options warrants as part of the Company’s senior employee option plan.

•	During the reported period, the Company continued its preparations for the conversion of its existing co-generation systems from the use of fuel oil to the use of natural gas. The use of natural gas is being delayed due to factors outside the scope of the Company’s influence and the gas is expected to arrive in the course of 2007.

•	In February 2007, Pursuant to its acceptance of a purchase offer dated January 4, 2007, AIPM finalized the sale of all its direct and indirect holdings in TMM Integrated Recycling Industries Ltd. to CGEA, so that AIPM has absolutely ceased to be a shareholder in TMM (additional details in the immediate report dated February 13, 2007).

•	On April 15, 2007, the General Meeting of the shareholders approved the appointment of Brightman Almagor & Co as external auditors of the Company for the year 2007. Brightman Almagor & Co will replace Keselman & Keselman & Co that served as external auditors of the Company since 1954.

•	On May 13, 2007, The Board of Directors approved the employment agreement of the CEO of the Company. Regarding the details of the transaction, a Press Release will be submitted in close proximity to this report. Regarding the influence of the transaction on the Company’s financial outcomes, see note 3 to the Financial Reports, hereby attached.

Tzvika Livnat Chairman of the Board of Directors	Avi Brenner General Manager

Exhibit 3

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED BALANCE SHEETS
NIS IN THOUSANDS

	MARCH 31,2007 (UNAUDITED)	MARCH 31,2006 (UNAUDITED)	DEC. 31,2006 (AUDITED)

Current assets:
Cash and cash equivalents	58,022	4,062	13,621
Short-term deposits and investments		11,512
Accounts receivables :
Trade	177,617	155,313	168,050
Other	107,124	119,311	146,684
Inventories	65,766	62,392	62,109

Total current assets	408,529	352,590	390,464
Investments and long term receivables:
Investments in associated companies	336,902	431,155	375,510
Deferred income taxes	6,490	5,655	6,490

	343,392	436,810	382,000
Fixed assets:
Cost	1,106,939	1,071,413	1,109,239
Less - accumulated depreciation	703,277	685,613	708,416

	403,662	385,800	400,823

	1,155,583	1,175,200	1,173,287

Current liabilities:
Credit from banks	202,237	135,924	203,003
Current maturities of long-term notes	41,454	6,833	41,567
Payables and accured liabilities :
Trade	95,604	87,077	96,273
Other	93,737	107,533	103,699

Total current liabilities	433,032	337,367	444,542
Long-term liabilities:
Deferred income taxes	41,475	44,987	41,613
Loans and other liabilities (net of current maturities):
Long-term bank loans	32,181		33,515
Notes	189,212	227,126	190,005
Other liabilities	32,770	32,770	32,770

Total long term liabilities	295,638	304,883	297,903
Total liabilities	728,670	642,250	742,445
Shareholders' equity:
Share capital	125,257	125,257	125,257
Capital surplus	90,060	90,060	90,060
Capital surplus on account of tax benefit from
exercise of employee options	2,673	1,635	2,414
Currency adjustments in respect of financial
statements of associated company and a subsidiary	(9,002)	(181)	(8,341)
Retained earnings	217,925	316,179	221,452

	426,913	532,950	430,842

	1,155,583	1,175,200	1,173,287

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
NIS IN THOUSANDS

	THREE-MONTH PERIOD ENDED MARCH 31		YEAR ENDED DEC. 31
	2007	2006	2006
	(UNAUDITED)		(AUDITED)
Sales - net	136,638	131,488	530,109
Cost of sales	104,066	103,826	418,725

Gross profit	32,572	27,662	111,384
Selling and marketing, administrative and general expenses:
Selling and marketing	7,696	7,923	31,366
Administrative and general	8,008	6,407	29,517

	15,704	14,330	60,883

Income from ordinary operations	16,868	13,332	50,501
Financial expenses - net	6,194	4,241	31,111
Other income (expenses) - net			37,305

Income before taxes on income	10,674	9,091	56,695
Taxes on income	3,403	2,700	16,702

Income from operations of the company
and the consolidated subsidiaries	7,271	6,391	39,993
Share in profits (losss) of associated companies - net	(10,798)	1,770	(26,202)

Net Income (loss) before cumulative effect at beginning
of period in profits of associated companies
as a result of accounting changes	(3,527)	8,161	13,791
Cumulative effect at beginning of period in profits of
associated companies		(461)	(461)

Net income (loss) for the period	(3,527)	7,700	13,330

Basic net earning (loss) before accumulated effect per share (in N.I.S)	(0.87)	2.03	3.42
Cumulative effect at beginning of year, in profits of associated
companies, as a result of accounting changes		(0.11)	(0.11)

Basic net earning (loss) per share (in N.I.S)	(0.87)	1.92	3.31

Fully diluted earning (loss) before accumulated effect per share (in N.I.S)	(0.87)	2.02	3.39
Cumulative effect at beginning of year, in profits of associated
companies, as a result of accounting changes		(0.11)	(0.11)

Fully diluted earning (loss) per share (in N.I.S)	(0.87)	1.91	3.28

Number of shares used to compute the basic earnings
per share (in N.I.S)	4,034,732	4,017,683	4,025,181

Number of shares used to compute the fully diluted earnings
per share (in N.I.S)	4,034,732	4,036,704	4,058,610

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
NIS IN THOUSANDS

	SHARE CAPITAL	CAPITAL SURPLUS	CAPITAL SURPLUS RESULTING FROM TAX BENEFIT ON EXERCISE OF EMPLOYEE OPTIONS	DIFFERENCES FROM TRANSLATION OF FOREIGN CURRENCY RESULTING FROM FINANCIAL STATEMENTS OF ASSOCIATED COMPANIES	RETAINED EARNINGS	TOTAL
Balance at January 1, 2007 (audited)	125,257	90,060	2,414	(8,341)	221,452	430,842
Changes during the three month period
ended March 31, 2007 (unaudited)
Net income (loss)					(3,527)	(3,527)
Exercise of employee options into shares	*		259			259
Differences from currency translation resulting from translation
of financial statements of associated companies				(661)		(661)

Balance at March 31, 2007 (unaudited)	125,257	90,060	2,673	(9,002)	217,925	426,913

Balance at January 1, 2006 (audited)	125,257	90,060	401	(813)	308,479	523,384
Changes during the three month period
ended March 31, 2006 (unaudited)
Net income					7,700	7,700
Exercise of employee options into shares	*		1,234			1,234
Differences from currency translation resulting from translation
of financial statements of associated companies				632		632

Balance at March 31, 2006 (unaudited)	125,257	90,060	1,635	(181)	316,179	532,950

Balance at January 1, 2006 (audited)	125,257	90,060	401	(813)	308,479	523,384
Changes during the year ended
December 31, 2006(audited)
Net income					13,330	13,330
Dividend paid					(100,357)	(100,357)
Exercise of employee options into shares	*		2,013			2,013
Differences from currency translation resulting from translation
of financial statements of associated companies				(7,528)		(7,528)

Balance at December 31, 2006 (audited)	125,257	90,060	2,414	(8,341)	221,452	430,842

* Less than 1,000 NIS.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS IN THOUSANDS

	THREE-MONTH PERIOD ENDED MARCH 31, 2007 (UNAUDITED)	THREE-MONTH PERIOD ENDED MARCH 31, 2006 (UNAUDITED)	YEAR ENDED DEC. 31, 2006 (AUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss) for the period	(3,527)	7,700	13,330
Adjustments to reconcile net income to net cash provided by
operating activities (a)	3,359	9,186	39,775

Net cash provided by (used in) operating activities	(168)	16,886	53,105

CASH FLOWS FROM INVESTING ACTIVITIES :
Purchase of fixed assets	(11,171)	(13,925)	(53,107)
Short-term deposits and investments			11,582
Collection of loans from associated companies			2,112
Proceeds from sale of subsidiary consolidated in the past (B)	27,277
Proceeds from sale of fixed assets	30,517	123	419

Net cash used in investing activities	46,623	(13,802)	(38,994)

CASH FLOWS FROM FINANCING ACTIVITIES :
Receipt of long-term loans from others			40,000
Repayment of long-term loans from banks	(1,288)		(1,277)
Redemption of Notes			(6,913)
Dividend paid		(50,093)	(150,450)
Short-term bank credit - net	(766)	42,753	109,832

Net cash provided by (used in) financing activites	(2,054)	(7,340)	(8,808)

Increase (decrease) in cash and cash equivalents	44,401	(4,256)	5,303
Balance of cash and cash equivalents at beginning of period	13,621	8,318	8,318

Balance of cash and cash equivalents at end of period	58,022	4,062	13,621

(a) Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows:
Share in profits (losss) of associated companies - net	10,798	(1,770)	26,202 *
Dividend received from associated company			19,616
Capital loss from sale of subsidary	28
Depreciation and amortization	8,292	7,997	31,957
Deferred income taxes - net	(935)	(1,839)	(5,755)
Capital gains on:
Sale of fixed assets	(47)	(61)	(28,823)
Lose (income) from short-term deposits and investments, not realized yet		(96)	(166)
Linkage differences on Notes	(952)	267	(415)
Erosion (Linkage differences) on loans to associated companies	(156)	(257)	178
Cumulative effect at beginning of period as a result
of accounting changes in associated companies		461	461 *
Changes in operating assets and liabilities:
Increase in receivables	(10,880)	(17,048)	(19,302)
Decrease (increase) in inventories	(3,657)	1,607	1,890
Increase in payables and accruals liabilities	868	19,925	13,932

	3,359	9,186	39,775

* Reclassified

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT March 31, 2007
(Unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POICIES

General

A.	The interim financial statements as of March 31, 2007 and for the three month periods then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations, 1970.

These interim financial statements have to be reviewed in connection with the Annual Financial Statements as of December 31, 2006 and the year then ended and with the Notes related to them.

The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements, except for, as detailed in note 2 hereafter.

B.	Following are the changes in exchange rate of the dollar and in the Israeli consumer price index (the “CPI”):

	Exchange rate of the dollar	CPI
	%	%
Increase (decrease) in the three months ended March 31:
2007	(1.68)	(0.23)
2006	1.3	0.6
Increase (decrease) in the year ended December 31, 2006	(8.21)	(0.09)
The dollar exchange rate as of March 31, 2007 is:	$1=NIS4.155

NOTE 2 — FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS

1.	Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

The Standard establishes the requirements for accounting for transactions between an entity and its controlling party, which involve asset transfers, assumption of liability, reimbursement or debt concession, and receipt of loans. The Standard does not apply to business combinations between entities under common control.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT March 31, 2007
(Unaudited)

NOTE 2 - FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

1.	Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”(cont.)

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

Pursuant to the standard, the balance of loans that were granted by the Company to an associated company, as at January 1, 2007, is measured at fair value.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

2.	Application of Standard No.26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 – “Inventory” (“the Standard”), which outlines the accounting treatment of inventory.

The standard applies to all types of inventory, other than buildings constructed for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT March 31, 2007
(Unaudited)

NOTE 2 - FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

2.	Application of Standard No.26 “Inventory” (cont.)

Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be expensed in the current period. Subsequent elimination of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place.

This standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and be implemented retroactively.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

3.	Application of Standard No. 27 “Property plant and equipment” Standard no. 28 “An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment”.

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (the “Standard”), which establishes the accounting treatment for property plant and equipment, including the recognition of the assets, the determination of their carrying amounts, the depreciation charges and impairment losses to be recognized in relation to them and the disclosures required in the financial statements.

An item in fixed assets will be measured at the initial date of recognition, according to overall cost, in addition to the asset acquisition cost and all costs that may be directly attributed to bringing the said asset to the location and situation required in order for it to operate in the manner meant by the management. The cost also includes the initial assessment of costs for dismantling and removing the said item and for restoring the site where the asset was located, on account of which a liability was created for the company, when the asset was acquired or as a result of the use thereof during a certain period, for a purpose other than creating inventories during the said period.

Following the initial recognition, the Standard permits the entity to choose either the cost model or the revaluation model as its accounting policy. The same policy should be applied to an entire class of property, plant and equipment.

Cost method – an item will be presented at cost less accumulated depreciation, less accumulated impairment losses.

Revaluation method – an item whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. An increase in an asset’s value due to revaluation should be credited directly to shareholders’ equity (“revaluation reserve”).

This new standard is effective for financial statements covering periods beginning January 1, 2007 and onwards and should be applied retroactively.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT March 31, 2007
(Unaudited)

NOTE 2 - FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

3.	Application of Standard No. 27 “Property plant and equipment” Standard no. 28 An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment”. (cont)

In April 2007 the Israeli Accounting Standards Board published Standard no. 28 “An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment” (Standard No. 28).

In order to apply Standard No. 27, Standard No. 28 allows an entity which intends to adopt the exemptions established in IFRS 1 as of January 1, 2008 regarding property plant and equipment, to adopt them in January 1, 2007.
In accordance with these exemptions, an entity may present property plant and equipment at the transition date, in their fair value at that date, as a surrogate for their cost (deemed cost).
In addition, the Standard states that an entity which elects fair value as deemed cost, will not represent comparative information, but should disclosure that fact and the fair value in 1 January 2007 of any item which was measured at fair value as deemed cost.

The company has adopted commencing 1 January 2007 the cost model.

The effect of initially applying these standards on the Company’s financial position and results of operations is not material.

4.	Application of Standard No.29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations there-under, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT March 31, 2007
(Unaudited)

NOTE 2 - FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

4.	Application of Standard No.29 “Adoption of International Financial Reporting Standards”(cont)

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

Management intends to examine the effect of the transition to IFRS, yet at this stage, is unable to estimate the extent of such conversion on the Company’s financial position and results of operations.

5.	Application of Standard No.16 – ” Investment Property”

In February 2007, IASB issued Accounting Standard No. 16, “Investment Property”(hereinafter- “the Standard”), which determines the followings accounting treatment of real estate assets held for investment and their respective disclosure requirements.

Investment Property is defined as real estate (land and/or whole or part of building) held (by the owners or by a lessee under a financing lease) for the purpose of generating rental revenues and/or increasing such real estate’s value except where:

•	The property is being used either for manufacturing, providing goods or services, or for administrative purposes; or

•	The property is held for sale in the ordinary course of business.

The Standard permits entities to choose between:

(1)	The fair value model, according to which Investment Property will be measured, after the initial recognition, at fair value, with the changes in fair value being recognized as part of operating results: or

(2)	The cost model according to which Investment Property is measured, after the initial recognition, at depreciated balance (less cumulative losses from impairment in value). An entity that selects the cost model will give disclosure in the notes as to the fair value of its Investment Property.

The Standard allows a lessee under an operating lease to classify and treat its rights in real estate assets as Investment Property, only in respect of real estates which would otherwise have fallen under the definition of Investment Property and subject to such lesee’s election to use the fair value model. This alternative classification applies to each real estate property on an individual basis. The Standard requires an entity to apply the elected model to all Investment Properties. If an entity elects to classify rights in real estate, that is held under an operating lease, as real estate held for investment, it must apply the fair value model to these rights and must consequently apply the fair value model to all of its real estate held for investment.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT March 31, 2007
(Unaudited)

NOTE 2 - FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

5.	Application of Standard No.16 – ” Investment Property”(cont)

The Standard applies to annual financial statements as and from January 1, 2007.

The Standard also provides for the following transitional provisions to each alternative accounting model:

Adoption of the fair value model shall be recorded as an adjustment of the opening balance of the retained earnings for the period for which the Standard was initially adopted;
Adoption of cost model — an entity which intends to adopt, as and from January 1, 2008, one or more of the relieves stipulated in International Accounting Standard Number 1 regarding Investment Property, may adopt the same relief in the financial statements for periods beginning as and from on January 1, 2007.
It was also determined that an entity that elects the relief of considering fair value as “deemed cost” will not be required to restate comparative data, but shall alternatively provide a disclosure as to such relief elected as well as to the fair value of each item so treated, as at January 1, 2007.

The Company holds several leasehold rights to real estate, that shall be classified as operating leases in accordance with IFRS. Upon initial adoption of IFRS, the Company does not intend to classify these leasehold rights as real estate held for investment, as it may do pursuant to IASB Standard 16 and IFRS 40 and has consequently decided not to classify these leasehold rights as real estate held for investment according to Standard 16, but rather to continue to present them at cost, as part of fixed assets, pursuant to generally accepted accounting principles in Israel. The initial adoption of the provisions of the Standard did not consequently have a material impact on the Company’s financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT March 31, 2007
(Unaudited)

NOTE 3 — EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

On May 13, 2007, the Company’s Audit Committee and Board of Directors approved an employment contract with the Company’s General Manager. The employment contract is not time-limited and consists of the following principal terms of employment: Monthly wages of NIS 95,000, linked to the Consumer Price Index (CPI) starting in 2007, an annual bonus equal to 6-9 monthly paychecks, to be determined at the discretion of the Company’s Board of Directors. Retirement conditions – In addition to the liberation of the funds accrued in the Managers’ Insurance, upon leaving his position, the general manager will receive a retirement bonus equal to his last monthly paycheck – prior to leaving his position – multiplied by the number of years during which he was employed by the Company (starting August 1998), including advanced notice of 6 months in the event of termination or resignation and additional auxiliary conditions. It should be noted that in proximity to the appointment of the General Manager, who entered his position in January 2005, a brief memorandum was drafted regarding the said employment, with terms similar to those mentioned above. This memorandum was not approved by the Company’s Board of Directors and the Company’s management, based on the opinion of legal counsel, is doubtful whether it is legally binding. The impact of the agreement will be expressed in the second quarter results and will amount to NIS 1.3 million (net, after taxes) on account of the retirement terms.

NOTE 4 – SEGMENT INFORMATION

Data on segment activity — In NIS in thousands:

For the period of 3 months :	Paper and recycling		Marketing of office supplies		Total
	Jan-March 2007	Jan-March 2006	Jan-March 2007	Jan-March 2006	Jan-March 2007	Jan-March 2006
Sales - net (1)	107,215	100,240	29,423	31,248	136,638	131,488
Income (loss) from operations	15,598	13,799	(507)	(467)	15,091	13,332

For 2006 :	Paper and recycling	Marketing of office supplies	Total
	2006	2006	2006
Sales - net (1)	408,045	122,064	530,109
Income (loss) from operations	50,359	142	50,501

(1)    Represents sales to external customers.

Enclosed please find the financial reports of the following associated companies:

—	Mondi Business Paper Hadera Ltd.

—	Hogla-Kimberly Ltd.

The financial report of the following associated company is not included:

—	Carmel Containers Systems Ltd., according to section 23(c) of the Securities (Editing Financial Annual Reports) Regulations - 1993.

Exhibit 4

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AS OF MARCH 31, 2007

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AS OF MARCH 31, 2007

TABLE OF CONTENTS

Page

Accountants' Review Report	1

Condensed Financial Statements:

Balance Sheets	2

Statements of Operations	3

Statements of Changes in Shareholders' Equity	4

Statements of Cash Flows	5-6

Notes to the Financial Statements	7-12

The Board of Directors of
Mondi Business Paper Hadera Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2007

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Mondi Business Paper Hadera Ltd. (“the Company”) and its subsidiaries, as follows:

—	Balance sheet as of March 31, 2007.

—	Statement of operations for the three months ended March 31, 2007.

—	Statement of changes in shareholders’ equity for the three months ended March 31, 2007.

—	Statement of cash flows for the three months ended March 31, 2007.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

May 6, 2007

1

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands; Reported Amounts)

	March 31,		December 31,
	2007	2006	2006
	(Unaudited)
ASSETS

Current Assets
Cash and cash equivalents	-	-	15
Trade receivables	196,503	178,290	173,174
Other receivables	7,750	6,145	6,610
Inventories	107,619	(*) 129,526	(*) 109,116

Total current assets	311,872	313,961	288,915

Property plant and equipment
Cost	216,971	(*) 208,267	(*)214,170
Less - accumulated depreciation	56,536	45,836	53,882

	160,435	162,431	160,288

Other Assets-Goodwill	3,177	3,177	3,177

Total assets	475,484	479,569	452,380

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Short-term bank credit	117,147	70,333	96,740
Current maturities of long-term bank loans	10,302	17,422	15,243
Capital notes to shareholders	5,207	4,665	6,337
Trade payables	110,896	133,847	108,007
American Israeli Paper Mills Group, net	67,623	69,453	62,807
Other payables and accrued expenses	23,679	21,158	20,884

Total current liabilities	334,854	316,878	310,018

Long-Term Liabilities
Long-term bank loans	31,742	42,472	33,869
Capital notes to shareholders	6,486	13,995	6,338
Deferred taxes	13,982	13,989	14,047
Accrued severance pay, net	46	51	46

Total long-term liabilities	52,256	70,507	54,300

Shareholders' Equity
Share capital	1	1	1
Premium	43,352	43,352	43,352
Capital reserves	929	-	-
Retained earnings	44,092	48,831	44,709

	88,374	92,184	88,062

Total liabilities and shareholders' equity	475,484	479,569	452,380

(*)  Reclassified - see Note 2A

D. Muhlgay	A. Solel	Z. Livnat
Financial Director	General Manager	Vice Chairman of the Board of Directors

Approval date of the interim financial statements: May 6, 2007.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

2

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(NIS in thousands; Reported Amounts)

	Three months ended March 31,		Year ended December 31,
	2007	2006	2006
	(Unaudited)
Net sales	188,339	182,985	711,545
Cost of sales	175,622	170,723	659,845

Gross profit	12,717	12,262	51,700

Operating costs and expenses
Selling expenses	8,410	11,102	44,506
General and administrative expenses	2,605	1,946	9,245

	11,015	13,048	53,751

Operating profit (loss)	1,702	(786)	(2,051)

Financing expenses, net	(2,750)	(4,230)	(6,854)

Other income, net	-	-	37

Income (loss) before income taxes	(1,048)	(5,016)	(8,868)

Tax benefits (income taxes)	431	1,419	1,149

Net income (loss) for the period	(617)	(3,597)	(7,719)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3

MONDI BUSINESS PAPER HADERA LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Premium	Capital reserves	Retained earnings	Total
Three months ended March 31, 2007 (Unaudited)
Balance - January 1, 2007	1	43,352	-	44,709	88,062
Activity in capital reserves due to transactions
between a company and its controlling
shareholders	-	-	929	-	929
Loss for the period	-	-	-	(617)	(617)

Balance - March 31, 2007	1	43,352	929	44,092	88,374

Three months ended March 31, 2006 (Unaudited)
Balance - January 1, 2006	1	43,352	-	52,428	95,781
Net income for the period	-	-	-	(3,597)	(3,597)

Balance - March 31, 2006	1	43,352	-	48,831	92,184

Year ended December 31, 2006
Balance - January 1, 2006	1	43,352	-	52,428	95,781
Loss for the year	-	-	-	(7,719)	(7,719)

Balance - December 31, 2006	1	43,352	-	44,709	88,062

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4

MONDI BUSINESS PAPER HADERA LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Three months ended March 31,		Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 6
Cash flows - operating activities
Net income (loss) for the year	(617)	(3,597)	(7,719)
Adjustments to reconcile net
loss to net cash used in
operating activities
(Appendix A)	(10,290)	(*) (1,706)	(*) (5,594)

Net cash used in operating activities	(10,907)	(5,303)	(13,313)

Cash flows - investing activities
Acquisition of property plant and equipment	(2,648)	(*) (721)	(*) (5,487)
Proceeds from sale of property plant and equipment	-	152	189

Net cash used in investing activities	(2,648)	(569)	(5,298)

Cash flows - financing activities
Short-term bank credit, net	20,407	(15,554)	10,853
Repayment of long-term bank loans	(6,867)	(6,574)	(16,002)
Proceeds of long-term bank loans	-	28,000	28,000
Repayment of long-term capital
notes to shareholders	-	-	(4,225)

Net cash provided by financing activities	13,540	5,872	18,626

Increase (decrease) in cash and cash equivalents	(15)	-	15
Cash and cash equivalents - beginning of year	15	-	-

Cash and cash equivalents - end of year	-	-	15

(*) Reclassified -see Note 2A

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5

MONDI BUSINESS PAPER HADERA LTD.
CONDENSED INTERIM CONSOLIDATED
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Three months ended March 31,		Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 6
A. Adjustments to reconcile net
income (loss) to net cash provided by (used in) operating activities

Income and expenses items
not involving cash flows:
Depreciation and amortization	2,654	2,710	10,907
Deferred taxes, net	2,311	(1,419)	(1,330)
Decrease in liability for severance pay, net	-	-	(5)
Capital gain on disposal of property plant
and equipment	-	-	(37)
Effect of exchange rate and linkage differences of long-term bank loans	(201)	419	(935)
Effect of exchange rate
differences of long-term
capital notes to shareholders	(53)	248	(1,512)

Changes in assets and liabilities:
Increase in trade receivables	(23,329)	(17,415)	(12,299)
Decrease (increase)
in other receivables	(3,516)	235	(261)
Decrease (increase)
in inventories	1,497	(*) (17,567)	(*)1,889
Increase (decrease) in trade payables	2,736	30,528	4,354
Increase (decrease) in
American Israeli Paper Mills
Group, net	4,816	(401)	(7,047)
Increase (decrease) in other
payables and accrued expenses	2,795	956	682

	(10,290)	(1,706)	(5,594)

B. Non-cash activities
Acquisition of property plant and equipment on credit	153	853	669

(*) Reclassified - see Note 2A

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

6

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2007

NOTE 1 -	BASIS OF PRESENTATION

The unaudited condensed interim consolidated financial statements as of March 31, 2007 and for the three months then ended (“interim financial statements”) of Mondi Business Paper Hadera Ltd. (“the Company”) and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2006 and for the year then ended, including the notes thereto.

The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

(1)	The significant accounting policies applied in the interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements as of December 31, 2006 and for the year then ended, except for the effect of initial application of Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party” and Accounting Standard No. 27, ” Property plant and equipment”, see 2 B below.

(2)	The effect of initial application of Accounting Standard No. 26 “Inventory” and Accounting Standard No. 30 “Intangible Assets” on the Company’s financial position and results of operations is not material.

(3)	The interim financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

7

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2007

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards

Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

The Standard establishes the requirements for accounting for transactions between an entity and its controlling party, which involve asset transfers, assumption of liability, reimbursement or debt concession, and receipt of loans. The Standard does not apply to business combinations between entities under common control.

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

As a result of the initial application of this standard, the Company’s shareholders’ equity and its result of operations decreased in the amount of NIS 156 thousand each, due to the presentation of capital notes to shareholders in fair value.

Application of Standard No. 26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 – “Inventory” (“the Standard”), which outlines the accounting treatment for inventory.

The standard applies to all types of inventory, other than buildings constructed for sale and addressed by Accounting Standard No. 2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No. 4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by weighted average cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

8

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2007

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No. 26 “Inventory” (cont.)

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

Any reduction of inventory to net realizable value as well as any other inventory loss should be expensed in the current period.

Subsequent elimination of a write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place.
This standard applies to financial statements covering periods beginning January 1, 2007 and onwards and should be implemented retroactively.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

Application of Standard No. 27 “Property plant and equipment”

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (the “Standard”), which establishes the accounting treatment for property plant and equipment, including the recognition of the assets, the determination of their carrying amounts, the depreciation charges and impairment losses to be recognized in relation to them and the disclosures required in the financial statements.

The Standard states that an item of property, plant and equipment will be measured at initial recognition at cost. The cost should also include the initial estimate of costs required to dismantle and remove the item.

Following the initial recognition, the Standard permits the entity to choose either the cost model or the revaluation model as its accounting policy. The same policy should be applied to an entire class of property, plant and equipment.

Cost method – an item will be presented at cost less accumulated depreciation, less accumulated impairment losses.

Revaluation method – an item whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. An increase in an asset’s value due to revaluation should be credited directly to shareholders’equity (“revaluation reserve”).

This new standard is effective for financial statements covering periods beginning January 1, 2007 and onwards and should be applied retroactively.

9

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2007

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No. 27 “Property plant and equipment” (cont.)

In April 2007 the Israeli Accounting Standards Board published Standard no. 28 “An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment”.

Standard 28 allows an entity which intends to adopt the exemptions established in IFRS 1 regarding property plant and equipment, to adopt them at the adoption of Standard 27.
In accordance with these exemptions, an entity may present property plant and equipment at the transition date, in their fair value at that date, as a surrogate for their cost (deemed cost). In addition, the Standard states that an entity which elects fair value as deemed cost, will not represent comparative information, but should disclosure that fact and the fair value in 1 January 2007 of any item which was measured at fair value as deemed cost.

The company has adopted the cost model commencing January 1, 2007.

As a result of the initial application of this standard the Company reclassified major spare parts and standby equipment, that had been recorded as inventory, to property plant and equipment in the amount of NIS 2,927 thousand as of March 31,2007 (NIS 2,927 thousand as of December 31, 2006 and NIS 2,450 thousand as of March 31, 2006).

Application of Standard No. 30 “Intangible Assets”.

In March 2007, The Israeli Accounting Standards Board published Accounting Standard No. 30, “Intangible Assets” (“the Standard”), which sets the accounting treatment for Intangible Assets that are not dealt with specifically in another standard, as well as the disclosure requirements in the financial statements for the entity’s Intangible Assets.

An intangible asset shall be measured initially at cost.

Research and development costs
Expenditures arising from research (or from the research phase of an internal project) shall not be recognized as an asset and should be expensed when incurred.

An intangible asset arising from development (or from the development phase of an internal project) shall be recognized if, and only if, the criteria for recognition as an intangible asset in the standard are met.

Expenditure on an intangible item that was initially recognized as an expense shall not be recognized as part of the cost of an intangible asset at a later date.

Measurement after Recognition
After initial recognition, an entity may choose to:
Measure intangible asset at its cost less any accumulated amortization and any accumulated impairment losses, or
For an intangible asset that have an active market, as defined in the standard, measure it at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated amortization and any subsequent accumulated impairment losses.

10

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2007

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No. 30 “Intangible Assets”(cont.)

An entity shall assess whether the useful life of an intangible asset is finite or indefinite. The amortization of an intangible asset with a finite useful life shall be over its useful life using a systematic basis. An intangible asset with an indefinite useful life shall not be amortized. Instead, an entity is required to test an intangible asset with an indefinite useful life for impairment annually, or whenever there is an indication that the intangible asset may be impaired, using the method prescribed in Accounting Standard No. 15.

This Standard applies to financial statements for annual periods beginning on or after January 1, 2007:

An entity which intends to adopt one or more of the exemptions established in IFRS 1 regarding intangible assets, in the financial statements of periods beginning January 1, 2008, is permitted to adopt these exemptions in the financial statements of periods beginning January 1, 2007. An entity which elects fair value as deemed cost, will not represent comparative information, but will disclose that fact and the fair value as of 1 January 2007 of any item which shall be recorded at fair value as deemed cost.

Research and development in process project which was acquired in a business combination performed before January 1, 2007, and satisfied the recognition criteria at the time the asset was acquired and was recognized as an expense, will be recognized as an asset at the adoption date. The adjustment will be credited to retained earnings in 1 January 2007.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

C.	Accounting Standards that are not yet adopted

Application of Standard No. 29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

11

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2007

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Accounting Standards that are not yet adopted (cont.)

Application of Standard No. 29 “Adoption of International Financial Reporting Standards”(cont.)

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on IFRS.

Reporting in accordance with IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants exemptions on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

D.	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

March 31, 2007	5.534	4.155	184.43
March 31, 2006	5.662	4.665	186.12
December 31, 2006	5.564	4.225	184.87

Increase (decrease) during the:	%	%	%
Three months ended March 31, 2007	(0.5)	(1.7)	(0.2)
Three months ended March 31, 2006	4.0	1.3	0.6
Year ended December 31, 2006	2.2	(8.2)	(0.1)

12

Exhibit 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AS OF MARCH 31, 2007

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AS OF MARCH 31, 2007

TABLE OF CONTENTS

Page
Accountants' Review Report	1
Condensed Consolidated Financial Statements:
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Shareholders' Equity	4
Statements of Cash Flows	5-6
Notes to the Financial Statements	7-12

The Board of Directors of
Hogla-Kimberly Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2007

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and its subsidiaries, as follows:

–	Balance sheet as of March 31, 2007.

–	Statements of operations for the three months ended March 31, 2007.

–	Statements of changes in shareholders’ equity for the three months ended March 31, 2007.

–	Statements of cash flows for the three months ended March 31, 2007.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
May 7, 2007

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands; Reported Amounts)

	March 31,			December 31,
	2 0 0 7	2 0 0 6		2 0 0 6
	(Unaudited)
Current Assets
Cash and cash equivalents	13,001		20,035		7,190
Trade receivables	288,007		281,723		263,126
Other receivables	53,250		59,271		53,746
Inventories	161,735	(*)	169,648	(*)	172,709

	515,993		530,677		496,771

Long-Term Investments
Capital note of shareholder	32,770		32,770		32,770

Property plant and equipment
Cost	556,487	(*)	555,860	(*)	552,539
Less - accumulated depreciation	259,031		241,157		253,245

	297,456		314,703		299,294

Other Assets
Goodwill	22,315		25,070		22,338
Deferred taxes	18,660		30,920		30,788

	40,975		55,990		53,126

	887,194		934,140		881,961

Current Liabilities
Short-term bank credit	144,887		109,315		152,856
Trade payables	220,341		212,432		204,936
Other payables and accrued expenses	77,159		65,762		58,040

	442,387		387,509		415,832

Long-Term Liabilities
Deferred taxes	36,515		39,093		35,364

Minority Interest	-		59,708		-

Shareholders' Equity	408,292		447,830		430,765

	887,194		934,140		881,961

(*)    Reclassified – see Note 2 A

Z. Livnat Vice-Chairman of the Board of Directors	O. Argov Chief Financial Officer	A. Schor Chief Executive Officer

Approval date of the interim financial statements: May 7, 2007.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

2

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(NIS in thousands, except per share data; Reported Amounts)

	Three months ended March 31,			Year ended December 31,
	2 0 0 7	2 0 0 6		2 0 0 6
	(unaudited)
Net sales	330,190	(*)	307,151	(*)	1,244,193
Cost of sales	231,054		210,503		883,908

Gross profit	99,136		96,648		360,285
Selling and marketing expenses	71,654	(*)	64,153	(*)	258,508
General and administrative expenses	18,487		12,582		57,906

Operating profit	8,995		19,913		43,871
Financing expenses, net	(7,542)		(3,477)		(25,627)
Other income (expenses), net	(224)		748		774

Income before income taxes	1,229		17,184		19,018
Income taxes	(22,380)		(9,924)		(35,903)

Income after income taxes	(21,151)		7,260		(16,885)
Minority interest in losses (earnings) of Subsidiary	-		(880)		6,214

Net income (loss) for the period	(21,151)		6,380		(10,671)

(*)     Reclassified – see Note 2 A(3)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulated other comprehensive income	Retained earnings	Total
Three months ended
March 31, 2007 (unaudited)
Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	185,443	430,765
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(1,196)	-	-	(1,196)
Net effect of cash flow hedges	-	-	-	(126)	-	(126)
Capitalization of retained earnings
from Approved Enterprise earnings	-	5,455	-	-	(5,455)	-
Loss for the period	-	-	-	-	(21,151)	(21,151)

Balance - March 31, 2007	29,638	235,608	(15,589)	(202)	158,837	408,292

Three months ended
March 31, 2006 (unaudited)
Balance - January 1, 2006	29,038	180,414	618	-	230,114	440,184
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	1,266	-	-	1,266
Net income for the period	-	-	-	-	6,380	6,380

Balance - March 31, 2006	29,038	180,414	1,884	-	236,494	447,830

Year ended December 31, 2006
Balance - January 1, 2006	29,038	180,414	618	-	230,114	440,184
Shares issued	600	49,739	-	-	-	50,339
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(15,011)	-	-	(15,011)
Net effect of cash flow hedges	-	-	-	(76)	-	(76)
Dividend paid	-	-	-	-	(34,000)	(34,000)
Loss for the year	-	-	-	-	(10,671)	(10,671)

Balance - December 31, 2006	29,638	230,153	(14,393)	(76)	185,443	430,765

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Three months ended March 31,		Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 6
	(unaudited)
Cash flows - operating activities
Net income (loss) for the period	(21,151)	6,380	(10,671)
Adjustments to reconcile net income to net cash
provided by (used in) operating activities (Appendix A)	41,584	(36,090)	(29,096)

Net cash provided by
(used in) operating activities	20,433	(29,710)	(39,767)

Cash flows - investing activities
Acquisition of property plant and equipment	(6,768)	(7,603)	(26,822)
Proceeds from sale of Property plant and equipment	-	174	150

Net cash used in investing activities	(6,768)	(7,429)	(26,672)

Cash flows - financing activities
Dividend paid	-	-	(34,000)
Repayment of long-term loan	-	(20,714)	(23,432)
Short-term bank credit	(7,820)	41,797	96,156

Net cash provided by
(used in) financing activities	(7,820)	21,083	38,724

Translation adjustments of cash and
cash equivalents and operations of
foreign held autonomous Subsidiary	(34)	540	(646)

Increase (decrease) in cash and cash equivalents	5,811	(15,516)	(28,361)
Cash and cash equivalents - beginning of period	7,190	35,551	35,551

Cash and cash equivalents - end of period	13,001	20,035	7,190

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts )

		Three months ended March 31,		Year ended December 31,
		2 0 0 7	2 0 0 6	2 0 0 6
		(unaudited)
A.	Adjustments to reconcile net income to
	net cash provided by (used in) operating activities

	Income and expenses not involving cash flows:
	Minority interest in earnings (losses) of Subsidiary	-	880	(6,214)
	Depreciation and amortization	6,620	6,125	24,820
	Deferred taxes, net	13,878	(3,123)	(12,408)
	Capital loss (gain) on disposal of property, plant and equipment	-	(159)	37
	Effect of exchange rate differences, net	(36)	(137)	5,332

	Changes in assets and liabilities:
	Increase in trade receivables	(26,306)	(23,533)	(12,229)
	Decrease in other receivables	72	631	664
	Decrease (increase) in inventories	10,537	(25,736)	(37,115)
	Increase (decrease) in trade payables	13,326	(2,850)	(8,468)
	Net change in balances with related parties	4,325	(2,059)	9,179
	Increase in other payables and accrued expenses	19,168	13,871	7,306

		41,584	(36,090)	(29,096)

B.	Non-cash activities

	Acquisition of Property plant and equipment on credit	8,911	8,141	11,091

	Shares issued to share holders as consideration their shares in subsidiaries	-	-	50,369

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

6

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2007

NOTE 1 —	BASIS OF PRESENTATION

The unaudited condensed interim consolidated financial statements as of March 31, 2007 and for the three months then ended (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2006 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of March 31, 2007 and for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

(1)	The significant accounting policies applied in the interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements as of December 31, 2006 and for the year then ended, except for the effect of initial application of Accounting Standard No. 27 “Property plant and equipment “, see 2 B below.

(2)	The effect of initial application of Accounting Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”, Accounting Standard No. 26 “Inventory” and Accounting Standard No. 30 “Intangible Assets” on the Company’s financial position and results of operations is not material

(3)	The Company reclassified participation in advertising expenses paid to customers as redaction of revenue, instead of marketing expenses as was presented in previous accounting periods, in order to conform to the current format of presentation in the interim consolidated financial statements as of March 31, 2007.

(4)	The interim financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, “Interim Financial Reporting” and in accordance with Paragraph D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

7

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2006

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards

Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

The Standard establishes the requirements for accounting for transactions between an entity and its controlling party, which involve asset transfers, assumption of liability, reimbursement or debt concession, and receipt of loans. The Standard does not apply to business combinations between entities under common control.

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

Application of Standard No. 26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 - "Inventory" ("the Standard"), which outlines the accounting treatment for inventory.

The standard applies to all types of inventory, other than buildings constructed for sale and addressed by Accounting Standard No. 2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No. 4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by weighted average cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

8

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2006

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No. 26 “Inventory” (cont.)

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

Any reduction of inventory to net realizable value as well as any other inventory loss should be expensed in the current period.

Subsequent elimination of a write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place.
This standard applies to financial statements covering periods beginning January 1, 2007 and onwards and be implemented retroactively.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

Application of Standard No. 27 “Property plant and equipment”

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (the “Standard”), which establishes the accounting treatment for property plant and equipment, including the recognition of the assets, the determination of their carrying amounts, the depreciation charges and impairment losses to be recognized in relation to them and the disclosures required in the financial statements.

The Standard states that an item of property, plant and equipment will be measured at initial recognition at cost. The cost should also include the initial estimate of costs required to dismantle and remove the item.

Following the initial recognition, the Standard permits the entity to choose either the cost model or the revaluation model as its accounting policy. The same policy should be applied to an entire class of property, plant and equipment.

Cost model – an item will be presented at cost less accumulated depreciation, less accumulated impairment losses.

Revaluation model – an item whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. An increase in an asset’s value due to revaluation should be credited directly to shareholders’equity (“revaluation reserve”).

This new standard is effective for financial statements covering periods beginning January 1, 2007 and onwards and should be applied retroactively.

9

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2006

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No. 27 “Property plant and equipment” (cont.)

In April 2007 the Israeli Accounting Standards Board published Standard no. 28 “An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment”.

Standard 28 allows an entity which intends to adopt the exemptions established in IFRS 1 regarding property plant and equipment, to adopt them at the adoption of Standard 27. In accordance with these exemptions, an entity may present property plant and equipment at the transition date, in their fair value at that date, as a surrogate for their cost (deemed cost). In addition, the Standard states that an entity which elects fair value as deemed cost, will not represent comparative information, but should disclosure that fact and the fair value in 1 January 2007 of any item which was measured at fair value as deemed cost.

The company has adopted the cost model.

As a result of the initial application of this standard the Company reclassified major spare parts and standby equipment, that had been recorded as inventory, to property plant and equipment in the amount of NIS 5,383 thousand as of March 31,2007 (NIS 5,153 thousand as of December 31, 2006 and NIS 4,663 thousand as of March 31, 2006).

Application of Standard No. 30 “Intangible Assets”.

In March 2007, The Israeli Accounting Standards Board published Accounting Standard No. 30, “Intangible Assets” (“the Standard”), which sets the accounting treatment for Intangible Assets that are not dealt with specifically in another standard, as well as the disclosure requirements in the financial statements for the entity’s Intangible Assets.

An intangible asset shall be measured initially at cost.

Research and development costs
Expenditures arising from research (or from the research phase of an internal project) shall not be recognized as an asset and should be expensed when incurred.

An intangible asset arising from development (or from the development phase of an internal project) shall be recognized if, and only if, the criteria for recognition as an intangible asset in the standard are met.

Expenditure on an intangible item that was initially recognized as an expense shall not be recognized as part of the cost of an intangible asset at a later date.

Measurement after Recognition
After initial recognition, an entity may choose to:
Measure intangible asset at its cost less any accumulated amortization and any accumulated impairment losses, or
For an intangible asset that have an active market, as defined in the standard, measure it at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated amortization and any subsequent accumulated impairment losses.

10

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2006

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No. 30 “Intangible Assets”(cont.)

An entity shall assess whether the useful life of an intangible asset is finite or indefinite. The amortization of an intangible asset with a finite useful life shall be over its useful life using a systematic basis. An intangible asset with an indefinite useful life shall not be amortized. Instead, an entity is required to test an intangible asset with an indefinite useful life for impairment annually, or whenever there is an indication that the intangible asset may be impaired, using the method prescribed in Accounting Standard No. 15.

This Standard applies to financial statements for annual periods beginning on or after January 1, 2007:

An entity which intends to adopt one or more of the exemptions established in IFRS 1 regarding intangible assets, in the financial statements to periods beginning January 2008, is permitted to adopt these exemptions in the financial statements to periods beginning in 1 January 2007. An entity which elects fair value as deemed cost, will not represent comparative information, but will disclose that fact and the fair value as of 1 January 2007 of any item which shall be recorded at fair value as deemed cost.

Research and development in process project which was acquired in business combination performed before 1 January 2007, and satisfied the recognition criteria at the time the asset was acquired and was recognized as an expense, will be recognized as an asset at the adoption date. The adjustment will be credited to retained earnings in 1 January 2007.

The effect of the adoption of the Standard on the entity's financial statements is not material. Or: The effect of the adoption of the Standard on the financial statement is as follows:
•	Internally generated research and development costs-
•	Pre-operating costs-
•	Advertising costs-

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

C.	Accounting Standards that are not yet adopted

Application of Standard No. 29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

11

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2006

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Accounting Standards that are not yet adopted (cont.)

Application of Standard No. 29 “Adoption of International Financial Reporting Standards” (cont.)

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

D.	During the reporting period, the representative exchange rate of the US Dollar vis-à-vis the NIS and the exchange rate of the Turkish Lira vis-à-vis the NIS decreased by 1.66% and increased by 0.36% respectively, while the Israeli Consumer Price Index increased by 0.19%.

NOTE 3 —	SUPPLEMENTAL DATA

1.	Due to new indicators that occurred during the first quarter the Company has examined the validity of the deferred tax assets deriving from its Turkish subsidiary. As a result of the said examination the deferred tax asset due to carry-forward tax losses in the Turkish subsidiary as of March 31, 2007 include a valuation allowance in the amount of NIS 12 million.

2.	According to the decision of the Board of Directors which took place at March 1, 2007, the Company approved the capitalization of NIS 5.455 million of the Company’s retained earnings that were derived from Approved Enterprise activities of previous years, by transferring the said amount from retained earnings to capital reserve.

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